UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Changes in the composition of the Audit and Control Committee and of the Nominating, Compensation and Corporate Governance Committee	2

TELEFÓNICA, S.A. (“Telefónica”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee of Telefónica have adopted the following resolutions relating to their composition:

-    The Audit and Control Committee has agreed to appoint Mr. José Javier Echenique Landiríbar as its Chairman.

-    The Nominating, Compensation and Corporate Governance Committee has agreed to appoint Mr. Peter Löscher as its Chairman.

Consequently, the composition of these Committees is the following:

Audit and Control Committee

- Mr. José Javier Echenique Landiríbar (Chairman)
- Ms. Carmen García de Andrés
- Ms. María Luisa García Blanco
- Mr. Peter Löscher
- Ms. María Rotondo Urcola

Nominating, Compensation and Corporate Governance Committee

- Mr. Peter Löscher (Chairman)
- Mr. José Javier Echenique Landiríbar
- Ms. María Luisa García Blanco
- Ms. Verónica Pascual Boé
- Mr. Francisco Javier de Paz Mancho

Madrid, February 22, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 22, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors